UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated 12 February 2020

Commission File Number 001-31318

Gold Fields Limited

(Translation of registrant’s name into English)

150 Helen Rd.

Sandown, Sandton 2196

South Africa

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introduction

Gold Fields Limited (the “Company”) is furnishing this report on Form 6-K to describe the identification of a material weaknesses in its internal control over financial reporting and, accordingly, ineffective disclosure controls and procedures as of 31 December 2018.

Identification of Material Weakness Relating to Year End Cut-Off

During the Company’s most recent fiscal year, management identified a material weakness in the internal control over financial reporting related to the recording of transactions between cost close (the date the general ledger was closed for reporting purposes) and calendar year end in the statement of cash flows. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis. The Company has concluded that its internal control over financial reporting was not effective as of 31 December 2018 and, accordingly, its disclosure controls and procedures were not effective as of 31 December 2018.

The control deficiencies were caused by an inadequate evaluation of the risk that transactions, including cash payments and receipts could occur between the cost close date and 31 December which could have a material impact, both individually and in aggregate, on financial statement captions and disclosures. Consequently, Management failed to design and implement appropriate controls to address this risk. Management’s controls only focussed on transactions that occurred outside the normal course of business, and did not consider potentially material transactions that occurred in the normal course of business between the cost close and 31 December of the relevant years. The cost close dates were 21 December 2018 and 22 December 2017, respectively.

Remediation efforts

The deficiencies in Management’s internal control over financial reporting, which gave rise to the material weakness described above, have been remediated as of 31 December 2019. Management designed, implemented and tested specific controls to identify and account for material transactions in the normal course of business between cost close and calendar year-end.

2018 Assessment of Internal Control

The Company’s report on internal control over financial reporting and consequently KPMG Inc.’s attestation report on Management’s assessment of the Company’s internal control over financial reporting as of 31 December 2018 can no longer be relied upon. The Company plans to file its Form 20-F for the fiscal year ended 31 December 2019 at which time the Company will include its assessment on internal control over financial reporting as of 31 December 2019.

Correction of Immaterial Error Relating to Year End Cut-Off

These deficiencies in internal control over financial reporting resulted in adjustments to a number of financial statement captions within the statements of financial position and cash flows. In order to assess the impact of the adjustments, the Company applied SEC Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 states that registrants must quantify the impact of correcting all misstatements on all periods presented, including both the carryover (iron curtain method) and reversing (rollover method) effects of prior-year misstatements on the current-year financial statements, and by evaluating the misstatements measured under each method in light of quantitative and qualitative factors.

Under SAB No 108, prior year misstatements which, if corrected in the current year would be material to the current year, must be corrected by adjusting prior year financial statements, even though such correction previously was and continues to be immaterial to the prior year financial statements. Correcting prior year financial statements for such immaterial errors does not require previously issued or filed financial statements to be amended.

In accordance with SAB No 99 Materiality, the Company assessed the materiality of the adjustments and concluded that they were not material to any of the previously issued or filed financial statements taken as a whole.

The conclusions above in terms of SAB No 99 and No 108 are consistent with the requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, as well as principles of IFRS. As a result, the immaterial errors were corrected by revising each of the affected financial statement line items for prior periods (all unaffected financial statement line items have been grouped together as “other”).

No adjustments were made to the consolidated income statement, statement of changes in equity and statement of comprehensive income. For further information on the impact of the correction of immaterial error on the Company’s consolidated financial statements, see the unaudited results for the year ended 31 December 2019 attached as exhibit 99.1 to the Form 6-K furnished by the Company on 12 February 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Gold Fields Limited

Date: 12 February 2020	By:	/s/ Nicholas J. Holland
	Name:	Nicholas J. Holland
	Title:	Chief Executive Officer